May 3, 2019

Artur Bergman
Chief Executive Officer
Fastly, Inc.
475 Brannan Street, Suite 300
San Francisco, CA 94107

       Re: Fastly, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed May 1, 2019
           File No. 333-230953

Dear Mr. Bergman:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed May 1, 2019

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Incremental Costs to Obtain a Contract with a Customer, page F-8

1. You disclose that you pay sales commissions based on contract value upon signing a new arrangement with a customer and upon renewals. You further disclose that you amortize deferred sales commissions over the expected customer life which is approximately five years. Please tell us, and revise to clarify, whether commissions paid upon renewal are commensurate with initial commissions. Also disclose how commissions paid for renewals are considered in your five-year period of benefit for the initial commission.
       Finally, disclose the period of time over which you amortize commission costs related to
 Artur Bergman
Fastly, Inc.
May 3, 2019
Page 2
      contract renewals. Refer to ASC 340-40-35-1 and 340-40-50-2(b).
Revenue Recognition, page F-14

2. Please tell us how you considered the guidance to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, e.g., geographical regions, customer market or type and sales channel. Refer to ASC 606-10-50-5 and also see ASC 606-10-55-89 through 91.
3. We note your disclosure on page 69 that many of your customers have tiered usage pricing which reflects discounted rates. Please provide us with a more specific discussion of the terms of the usage and pricing and tell us how you considered whether the discount represents a material right. Refer to ASC 606-10-55-42.
Note 16. Subsequent Events (unaudited), page F-40

4. You disclose that you will recognize approximately $10.6 million of stock-based compensation expense related to the 3,905,125 stock options granted after December 31,
      2018. Please clarify how a portion of this amount is reflected in the unrecognized stock-
      based compensation cost as of March 31, 2019 which is disclosed in Note 10, page F-34.
5. You disclose that your estimated stock-based compensation expense for stock options granted after December 31, 2018 is based on the midpoint of the preliminary price range
      ("the midpoint price"). However in your correspondence letter dated April 29, 2019, the amounts used as the fair values for financial reporting purposes for the stock options granted in February and April, 2019 were not the midpoint price. To the extent the fair values of common stock for financial reporting purposes were not the midpoint price, please revise your disclosures accordingly.
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

FirstName LastNameArtur Bergman                            Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameFastly, Inc.
                                                           and Services
May 3, 2019 Page 2
cc:       Seth Gottlieb
FirstName LastName